EXHIBIT 99(A)(5)(I)

KINGSWOOD CAPITAL ACQUIRES VERSAR INC.

Kingswood Capital Management LLC (“Kingswood”), an operationally-focused middle market private equity investment firm, is pleased to announce that its affiliate has completed the take-private acquisition of Versar, Inc. (“Versar”).

Founded in 1969, Versar is a market leader in project management for a diverse set of federal, state and local agencies, providing a comprehensive range of construction, engineering and environmental services both domestically and overseas.  As a privately held company with a flexible new capital structure, Versar is positioned to achieve its long-term strategic goals.  Versar employs over 400 people worldwide and has a strong reputation in a multitude of markets due to its extensive technical capabilities, ranging from large-scale international construction management to complex environmental remediation projects.

Effective immediately, Versar will be led by incoming CEO Dwane Stone, a Kingswood operating executive with over 37 years of experience in the engineering and construction sector, particularly in M&A, strategic and business planning, and large-scale project development and management. Mr. Stone will be replacing former CEO Tony Otten, who will remain on as a consultant to assist in the transition.

“In taking Versar private and recapitalizing the balance sheet, we expect to decrease our costs of operation while increasing our flexibility and speed of decision making, resulting in tangible benefits to our employees, clients, partners and vendors,” said Mr. Stone.

Alex Wolf, Managing Partner at Kingswood, commented “We are impressed with Versar’s strong platform and rich history of leadership in the government services sector.  We look forward to supporting Dwane and the entire management team at Versar, as they work to improve operations and expand Versar’s position in the market.  Kingswood will provide Versar with the oversight, operating resources and capital necessary to strategically position the business for long-term success.”

Kingswood’s acquisition of Versar was effected through a tender offer for all of the outstanding shares of common stock of Versar followed by a second-step merger.  The tender offer, which was made at $0.15 per share, expired as scheduled at 11:59 p.m. Eastern Time on November 10, 2017.  A total of 5,633,150 shares of common stock of Versar, representing approximately 51.3% of the outstanding shares, were validly tendered and not withdrawn in the tender offer.   Kingswood has accepted for payment all shares validly tendered and not withdrawn and will promptly pay for such shares.  As a result of the second-step merger under Delaware law, each share of Versar’s outstanding common stock was cancelled and converted into the right to receive the same consideration, without interest, received by holders who tendered in the tender offer.

Advisors

Canaccord Genuity acted as the exclusive financial advisor and Dentons LLP served as legal advisors to Kingswood. Backbone Capital assisted Kingswood with debt financing for this transaction.

About Kingswood

Kingswood is an operationally-focused middle market private equity firm that invests in businesses in transition driven by operational, strategic, financial or market-driven change. In addition to access to capital, Kingswood brings a broad network of operational resources, relevant industry relationships and tailored solutions to strengthen businesses, realize strategic goals and enhance long term value creation.

About Versar

Versar, headquartered in Springfield, Virginia, is a global project management company providing sustainable value oriented solutions to government and commercial clients in the construction management, environmental services, and professional services market areas.

Contacts

Kingswood Capital Management
Alex Wolf, 424-744-8238
Email: awolf@kingswood-capital.com